United States securities and exchange commission logo





                            February 6, 2023

       Xuesong Song
       Chief Executive Officer
       Luokung Technology Corp.
       B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100020

                                                        Re: Luokung Technology
Corp.
                                                            Correspondence
filed January 20, 2023
                                                            File No. 001-34738

       Dear Xuesong Song:

              We have reviewed your January 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 6, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 3

   1. We note your response to prior comment 2. Please ensure your disclosures address how recent statements by
China   s government have or may impact the company   s ability    to
                                                        conduct its business,
accept foreign investments, or list on a U.S. or other foreign exchange.
   2. We note your response to prior comment 5. Please expand your disclosure to specifically address whether or not
any permissions and approvals are required to be obtained from
                                                        Chinese authorities to
offer securities. If you determine no permissions are required, provide an explanation
as to whether you consulted counsel and, if not, why you did not consult counsel and why
you do not need any permissions or approvals to offer securities.
 Xuesong Song
Luokung Technology Corp.
February 6, 2023
Page 2
D. Risk Factors, page 4

3. We note your response to prior comment 4. Please include a header to disclose which risk factors are related to doing business in China.
        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney at (202) 551-8816 or Mitchell Austin, Senior Staff Attorney at
(202) 551-
3574 with any other questions.



                                                          Sincerely,
FirstName LastNameXuesong Song
                                                          Division of
Corporation Finance
Comapany NameLuokung Technology Corp.
                                                          Office of Technology
February 6, 2023 Page 2
cc:       Elizabeth Fei Chen
FirstName LastName